Exhibit 16.1

September 18, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We are the former independent auditors for Tribus Enterprises, Inc. (the "Company"). We have been furnished with a copy of the Company's response to Item 4.01 of Form 8-K disclosing our dismissal as independent public accountants of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment of or consultations with new independent accountants by the Company.

Yours truly,

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS'